

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Ding Baofu
Chief Executive Officer
American Smooth Wave Ventures, Inc.
73726 Alessandro Drive, Suite 103
Palm Desert, California 92260

> **Re:** **American Smooth Wave Ventures, Inc.**
> **Item 4.01 on Form 8-K**
> **Filed January 21, 2011**
> **File No. 1-34715**

Dear Mr. Baofu:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief